FINAL TERM SHEET

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

dated June 17, 2025

Relating to

Preliminary Prospectus Supplement

dated June 17, 2025 and

Prospectus dated June 7, 2024

Registration No. 333-280024-01

KITE REALTY GROUP, L.P.

Pricing Term Sheet

$300 million 5.200% Senior Notes due 2032

This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement dated June 17, 2025 (the “Preliminary Prospectus Supplement”) of Kite Realty Group, L.P. (“we,” “our,” or “us”) and the accompanying prospectus dated June 7, 2024 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Kite Realty Group, L.P.
Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2 (stable) / BBB (stable) / BBB (positive)
Securities Offered:	5.200% Senior Notes due 2032
Security Type:	Senior Unsecured Notes
Possible Future Guarantee:	As set forth in the Preliminary Prospectus Supplement
Pricing Date:	June 17, 2025
Settlement Date:	June 27, 2025 (T+7). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the scheduled closing date for this offering will be required, by virtue of the fact that the Notes will initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.
Stated Maturity Date:	August 15, 2032
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2026

Principal Amount:	$300,000,000
Public Offering Price:	99.513% of the Principal Amount, plus accrued interest, if any, from June 27, 2025, if settlement occurs after such date
Benchmark Treasury:	4.125% due May 31, 2032
Benchmark Treasury Price / Yield:	99-21 1/4 / 4.181%
Spread to Benchmark Treasury:	+110 basis points
Yield to Maturity:	5.281%
Coupon:	5.200% per year
Optional Redemption:	Prior to June 15, 2032 (two (2) months prior to the Stated Maturity Date) (the “Par Call Date”), make whole redemption at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 20 basis points, plus accrued and unpaid interest. On or after the Par Call Date, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest. See the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption and the calculation of the redemption price.
CUSIP / ISIN:	49803X AG8 / US49803XAG88
Joint Book-Running Managers:	Wells Fargo Securities, LLC PNC Capital Markets LLC TD Securities (USA) LLC BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC KeyBanc Capital Markets Inc. Regions Securities LLC
Senior Co-Managers:	Capital One Securities, Inc. Citigroup Global Markets Inc. Truist Securities, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Fifth Third Securities, Inc. Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area or the United Kingdom.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you make a decision to invest, you should read the registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, PNC Capital Markets LLC toll-free at 1-855-881-0697, or TD Securities (USA) LLC toll-free at 1-855-495-9846.